Exhibit 99.51

Fire & Flower Announces First Quarter 2020 Financial Results - Revenue up 142% to $23.1 million, improved operational performance and strengthened balance sheet

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, AB, June 16, 2020 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today announced its financial and operational results for the thirteen-weeks ended May 2, 2020.

Financial and Operational Highlights for the Thirteen Weeks Ended May 2, 2020

●	Total revenue of $23.1 million at a gross profit of 32.6%, compared to revenue of $9.5 million in Q1-2019 at a gross profit of 38.5% - representing a 142% increase in revenue year- over-year.
●	83% increase in wholesale revenue through Open Fields Distribution in Saskatchewan from $2.1 million in Q4-2019 to $3.9 million in Q1-2020.
●	Completed two financings for aggregate gross proceeds of up to $28 million with Green Acre Capital LP as lead investor and AltaCorp Capital Inc. acting as the exclusive financial advisor to Fire & Flower. Additionally, Alimentation Couche-Tard Inc., through an indirectly wholly-owned subsidiary exercised its participation rights in respect of the offerings.
●	Entered into a commitment letter for an aggregate amount of up to $10 million with an option for an additional $5 million for non-dilutive credit facilities with ATB Financial, the largest Alberta-based financial institution.
●	Amended the provisions of certain debentures and forced conversion of all remaining principal amounts and accrued unpaid interest through the issuance of 12,223,638 common shares of the Company.
●	Maintained business continuity during the COVID-19 public health crisis through rapidly implementing safety operating procedures and the ability to continue to serve customers through the Hifyre Digital Retail and Analytics Platform including the Spark Fastlane™ “click-and-collect” service, curbside pickup and home delivery in select provinces.
●	Began home delivery in the province of Ontario through the Hifyre™ Digital Retail and Analytics Platform as permitted by the Government of Ontario’s emergency order.

Subsequent Financial and Operational Highlights post May 2, 2020

●	Hifyre’s Spark Perks™ member program achieved the milestone of more than 100,000 members who are typically more valuable customers as they exhibit more frequent transactions with higher basket sizes, compared to non-members.
●	Continued to commercialize the Hifyre IQ cannabis data program through building ongoing monthly recurring revenue.
●	Began to realize positive financial and operational results from the restructuring plan in the Retail Platform as part of normal-course retail operations announced during Q4-2019.

“Fire & Flower’s financial and operational results for the first quarter, fiscal 2020 demonstrate that the Company continues to show positive growth quarter over quarter and over its previous fiscal year. We will continue to work towards positive operating EBIDTA delivered through four-wall retail economics,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “The Ontario market presents a key growth opportunity for the Company and we will continue to focus on all major markets for private retail across Canada. Both the Open Fields Distribution Platform and Hifyre Digital Retail and Analytics platform provide additional independent revenue opportunities for the Company.”

Selected Summary of Financial Results

	Thirteen weeks ended
Statement of Loss and Comprehensive Loss	May 2, 2020 ($)	May 4, 2019 ($)	$ Change %Change
Revenue	23,122	9,538	13,584
			142%
Cost of goods sold	(15,587)	(5,870)	(9,717)
			166%
Gross profit	7,535	3,668	3,867
			105%
Expenses

General and administrative	8,861	6,066	2,795
			46%
Share-based payments	698	1,254	(556)
			-44%
Marketing and promotion	176	167	9
			5%
Acquisition and business development costs	184	-	184
			NM
Depreciation & Amortization	3,025	1,474	1,551
			105%
Impairment	4,279	-	4,279
			NM
Total Expenses	17,223	8,961	8,262
			92%
Loss from operations	(9,688)	(5,293)	(4,395)
			83%
Listing expense	-	(1,835)	1,835
			-100%
Gain on revaluation of derivative liability	3,616	1,070	2,546
			238%
Loss on debt extinguishment	-	(9,028)	9,028
			-100%
Interest income	61	94	(33)
			-35%
Finance costs	(6,727)	(2,065)	(4,662)
			226%
Other expense	(3,050)	(11,764)	8,714
			-74%
Net income / (loss) and comprehensive gain / (loss)	(12,738)	(17,057)	4,319
			-25%
Net income / (loss) per share, basic	$(0.08)	$(0.17)	$0.09
			-52%
Net income / (loss) per share, diluted	$(0.08)	$(0.17)	$0.09
			-52%

NM – Not Meaningful

During the thirteen weeks ended May 2, 2020, the Company generated revenue of $23.1 million including sales of $18.4 million in the Retail Platform, $3.9 million in the Distribution Platform and sales of $0.8 million in the Digital Retail and Analytics Platform.

Total gross profit for the thirteen weeks ended May 2, 2020 was $7.5 million or 32.6% of revenue with the Retail Platform delivering $5.6 million, or 30.3% gross profit, compared to $2.7 million or 35.1% for the thirteen weeks ended May 4, 2019. Retail and wholesale operations together delivered $6.7 million, or 30.2% gross profit for the thirteen weeks ended May 2, 2020.

For the quarter ended May 2, 2020, the Company recorded net comprehensive loss of $(12.7) million, or net loss per share, and on a fully diluted basis of $0.08. The net comprehensive loss incurred during the quarter was due to gross margin of $7.5 million being more than offset by total expenses of $17.2 million and other expenses of $3.1 million. Total expenses included $4.3 million of impairment charges. Other expenses are comprised of finance costs of $6.7 million, partially offset by gains on derivative liabilities.

Retail Platform Update

Throughout the 2020 fiscal year, Fire & Flower anticipates continuing to build out its retail network, focusing on markets in Ontario with a significant number of cannabis consumers. The development of retail stores in the province of Ontario was affected by the slowdown in construction due to the COVID-19 public health crisis. The Company also intends to enter the British Columbia market once final licensing is complete, and other Canadian markets as regulations permit.

The Company acquired both the Ottawa and Kingston, Ontario stores that were initially operated under licence agreements by two Ontario cannabis retail store licence holders and is now reporting revenue from these stores. Additionally, the Company has submitted applications for eight additional cannabis Retail Store Authorizations to the Alcohol and Gaming Commission of Ontario.

Fire & Flower continues to focus on “four-wall retail economics” as a key factor in driving towards profitability and has rapidly adapted to continue serving customers during the COVID-19 public health crisis. Combined with the previously announced restructuring plan, the Company continues to focus on stores that are accretive to the business and will continue to evaluate the performance of its stores based upon data from the Hifyre platform to maximize opportunities across the retail network.

Throughout Fire & Flower’s 2020 fiscal year, the Company will be focused on continuing to build out its retail network. The Company intends to prioritize expansion in the Ontario market for the current fiscal year, and also intends to enter the British Columbia market once final licensing is complete, and other Canadian markets as regulations permit.

Since the onset of the COVID-19 public health crisis, Fire & Flower continued to see meaningful sales with basket sizes increasing with increased popularity of large format cannabis products and the decrease of preroll cannabis products. There continues to be meaningful demand for “cannabis 2.0” new product formats such as edibles, vapes and beverages.

HifyreTM Digital Retail and Analytics Platform

During the quarter ended May 2, 2020, the Hifyre Digital Retail and Analytics Platform saw significant growth in its Spark Perks member program, surpassing the milestone of 100,000 members.

As consumer interactions with cannabis retail took a digital focus during the COVID-19 public health crisis, Hifyre rapidly responded by deploying technologies such as “click-and-collect”, curbside pick- up and home delivery using proven models already in use in the province of Saskatchewan. With the focus of Hifyre resources shifted to these technologies during the quarter, the Company saw a decrease in its digital revenue.

With consumers interacting online, Hifyre saw an increasing rate of growth of Spark Perks members, which transact more frequently and spend more per transaction than non-members. The Company provided a 10% discount to new customers enrolling in the program which contributed to the decrease in margin but is anticipated to increase overall customer lifetime value.

During the quarter, Hifyre completed the development of Hifyre ONE, a white-label software service that will be deployed through its strategic agreement with COVA Software Solutions and that is expected to produce an additional independent revenue channel at high margins.

Open Fields Distribution Platform

The Company continues to operate a cannabis wholesale business in the province of Saskatchewan, through its wholly-owned subsidiary 10926671 Canada Inc. (“Open Fields”). Open Fields purchases cannabis products directly from licensed producers and distributes those products to both Fire & Flower and other retailers across the province. Additionally, Open Fields sources accessory products from global suppliers and distributes those products to Fire & Flower stores across Canada.

During the first quarter of fiscal 2020, Open Fields revenue increased to $3.9 million from $2.1 million in Q4-2019, representing an 83% increase between the two periods.

The growth is attributed to key exclusive distribution agreements with major licensed producers of cannabis products and a representation of key external accounts to many retailers across the province of Saskatchewan.

Fire & Flower’s ability to successfully execute the Distribution Platform demonstrates how this model can be adapted for use in other jurisdictions where direct wholesale relationships with licensed producers and accessory suppliers are permitted.

Adjusted EBITDA

The Company’s “Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) for the period, as reported, before accretion and interest, tax, and adjusted for removing the share- based compensation expense, depreciation and amortization, gains and losses related to derivative liability revaluations and debt extinguishments, professional fees associated with financing and acquisition and business development activities, impairment charges, restructuring costs, and includes lease liability payments that would have been excluded from profit and loss due to the application of IFRS 16 accounting standards. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items. As other companies may calculate this non-IFRS measures differently than the Company, this metric may not be comparable to similarly titled measures reported by other companies. For a reconciliation of Adjusted EBITDA please refer to “Non-IFRS Financial Measures” in the Company’s management discussion and analysis for the thirteen weeks ended May 2, 2020.

Adjusted EBITDA for the thirteen weeks ended May 2, 2020 was a $2.7 million loss compared to a $3.4 million loss for the thirteen weeks ended May 4, 2019.

	Thirteen weeks ended
Expressed in CDN $000’s	May 2, 2020 ($)	May 4, 2019 ($)
Loss fromoperations – as reported	(9,688)	(5,293)
Share-based payments	698	1,254
Acquisition and business development costs	184	-
Depreciation & Amortization	3,025	1,474
Professional fees related to financing activities	92	168
Impairment	4,279	-
Lease liability payments	(1,276)	(992)
Adjusted EBITDA	(2,686)	(3,389)

Conference Call

Fire & Flower will host a conference call today, June 16, 2020 at 8:30 AM ET to discuss these results. Trevor Fencott, Chief Executive Officer and Nadia Vattovaz, Executive Vice President, Operations and Chief Financial Officer will provide a management presentation followed by a question and answer session with research analysts.

Date:	Tuesday, June 16, 2020
Time:	8:30 AMEastern Time

Webcast:

https://produceredition.webcasts.com/starthere.jsp?ei=1332236&tp_key=64892aff2e

Conference Call:	1-888-390-0546

Replay Number:	1-888-390-0541
Replay Passcode:	434490#

Note: Replay is available until July 7, 2020.

Fire & Flower’s financial statements and management discussion and analysis for the period are available on Fire & Flower’s SEDAR profile at www.sedar.com and on Fire & Flower’s website at www.fireandflower.com/investor-relations/.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre™ digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interests in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through the strategic investment of Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the fifty-two weeks ended February 2, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Fire & Flower assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 16-JUN-20